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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 6
                                     to
                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 7
                                     to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                                DEPUY, INC.
                         (Name of Subject Company)

                           LIB ACQUISITION CORP.
                             JOHNSON & JOHNSON
                                 (Bidders)

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                249726 10 0
                   (CUSIP Number of Class of Securities)

                           James R. Hilton, Esq.
                           LIB Acquisition Corp.
                           c/o Johnson & Johnson
                        One Johnson & Johnson Plaza
                      New Brunswick, New Jersey 08933
                               (732) 524-2450
          (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of the Bidders)

                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

                              October 28, 1998
      (Date of Event Which Requires Filing Statement on Schedule 13D)




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          This statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1, as amended by Amendment Nos. 1 through 5 thereto, and Statement on Schedule 13D, as amended by Amendment Nos. 1 through 6 thereto, originally filed with the Securities and Exchange Commission on July 27, 1998 (collectively and as amended, the "Schedule 14D-1 & Schedule 13D"), by Johnson & Johnson, a New Jersey corporation ("Parent"), and LIB Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of DePuy, Inc., a Delaware corporation (the "Company"), at $35 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D.

Item 10.  Additional Information.

          Items 10(b) and 10(c) of the Schedule 14D-1 & Schedule 13D are hereby amended and supplemented by adding the following language thereto:

          On October 28, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented by adding the following:

     (a)(13) Text of Press Release dated October 28, 1998, issued by
             Parent.

                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 1998


                                        LIB ACQUISITION CORP.


                                        By:  /s/ James R. Hilton
                                           ------------------------------
                                           Name:  James R. Hilton
                                           Title: Vice President

                                        JOHNSON & JOHNSON


                                        By: /s/ Peter S. Galloway
                                           ------------------------------
                                           Name:  Peter S. Galloway
                                           Title: Secretary

                               EXHIBIT INDEX


Exhibit
Number                     Exhibit Name                          Page No.

*(a)(1)    Offer to Purchase.
*(a)(2)    Letter of Transmittal.
*(a)(3)    Notice Of Guaranteed Delivery.
*(a)(4)    Letter to Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
*(a)(5)    Letter to Clients for use by Brokers,
           Dealers, Commercial Banks, Trust Companies
           and Other Nominees.
*(a)(6)    Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form
           W-9.
*(a)(7)    Form of Summary Advertisement dated July 27,
           1998.
*(a)(8)    Text of Joint Press Release dated July 21,
           1998, issued by the Company, Parent and
           Roche Holding Ltd.
*(a)(9)    Text of Press Release dated August 4, 1998,
           issued by Parent.
*(a)(10)   Text of Press Release dated August 20, 1998,
           issued by Parent.
*(a)(11)   Text of Press Release dated September 15,
           1998, issued by Parent.
*(a)(12)   Text of Press Release dated October 14,
           1998, issued by Parent.
 (a)(13)   Text of Press Release dated October 28,
           1998, issued by Parent.
 (b)       None.
*(c)(1)    Agreement and Plan of Merger dated as of
           July 21, 1998,  among  Parent,  the  Purchaser  and the
           Company.
*(c)(2) Stockholder Agreement dated as of July 21, 1998, among Parent, the Purchaser and certain stockholders of the Company.
(d)        None.
(e)        Not applicable.
(f)        None.
--------------------
*Previously filed.

                                                            EXHIBIT (a)(13)


                                                          Johnson & Johnson
                                                    NEW BRUNSWICK, NJ 08933



Contact:    Robert V. Andrews - Media Relations
            (732) 524-3348

            Helen E. Short - Investor Relations
            (732) 524-6491


                                                      FOR IMMEDIATE RELEASE


                    Johnson & Johnson Receives Approval
                 From the Commission of the European Union
                Required for the Acquisition of DePuy, Inc.


          New Brunswick, NJ (Oct. 28, 1998) - Johnson & Johnson (NYSE: JNJ) announced today that it has received the approval from the Commission of the European Union required to consummate its acquisition of DePuy, Inc. (NYSE: DPU). Johnson & Johnson's tender offer for all outstanding shares of common stock of DePuy, Inc. at $35 per share is scheduled to expire at 5:00 P.M., New York City time, on Thursday, October 29, 1998.

          The depositary for the tender offer, First Chicago Trust Company of New York, has advised Johnson & Johnson that 93,185,259 DePuy shares, approximately 92.4% on a fully diluted basis, had been tendered and not withdrawn as of the close of business on Tuesday, October 27, 1998.



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